UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZILA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

989513304

(CUSIP Number)

David Speights

Vice President

TOLMAR Holding, Inc.

701 Centre Avenue

Fort Collins, Colorado 80526

(970) 212-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989513304

1	Names of Reporting Persons TOLMAR Holding, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,113,334(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,113,334(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,334(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9%(2)

14	Type of Reporting Person (See Instructions) CO

(1)          Represents (a) 435,084 shares of common stock of Zila, Inc. held of record by TOLMAR Holding, Inc. and (b) up to 678,250 shares of common stock of Zila, Inc. issuable to TOLMAR Holding, Inc. upon conversion of the Third Amended and Restated Senior Secured Convertible Notes of Zila, Inc. that are held by TOLMAR Holding, Inc.  The number of shares issuable upon conversion of the Third Amended and Restated Senior Secured Convertible Notes is capped, by a non-waivable provision of such notes, to the extent necessary to ensure that the total number of shares beneficially owned by TOLMAR Holding, Inc. and its affiliates does not exceed 9.999% of the outstanding common stock of Zila, Inc.

(2)          Based on the 10,455,821.72 shares of common stock of Zila, Inc. reported to be outstanding as of July 2, 2009, as reported in Zila, Inc.’s preliminary proxy statement filed on July 2, 2009.

CUSIP No. 989513304

1	Names of Reporting Persons Dillford Company S.A.(1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Uruguay

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,113,334(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,113,334(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,334(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (3)

14	Type of Reporting Person (See Instructions) HC

(1)	TOLMAR Holding, Inc. is a wholly-owned subsidiary of Dillford Company S.A.
(2)

Includes 1,113,334 shares of common stock of Zila, Inc. that may be deemed to be beneficially owned indirectly by Dillford Company S.A. due to its control over TOLMAR Holding, Inc. Of the 1,113,334 shares of common stock of Zila, Inc. reported above, (a) 435,084 shares are held of record by TOLMAR Holding, Inc. and (b) up to 678,250 shares are issuable to TOLMAR Holding, Inc. upon conversion of the Third Amended and Restated Senior Secured Convertible Notes of Zila, Inc. that are held by TOLMAR Holding, Inc. The number of shares issuable upon conversion of the Third Amended and Restated Senior Secured Convertible Notes is capped, by a non-waivable provision of such notes, to the extent necessary to ensure that the total number of shares beneficially owned by TOLMAR Holding, Inc. and its affiliates does not exceed 9.999% of the outstanding common stock of Zila, Inc.

(3)	Based on the 10,455,821.72 shares of common stock of Zila, Inc. reported to be outstanding as of July 2, 2009, as reported in Zila, Inc.’s preliminary proxy statement filed on July 2, 2009.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Zila, Inc., a Delaware corporation (“Issuer”).  The address of Issuer’s principal executive office is 16430 North Scottsdale Road, Suite 450, Scottsdale, Arizona 85254-1770.

Item 2.	Identity and Background

This Schedule 13D is filed by TOLMAR Holding, Inc., a Delaware corporation (“Holding”), and Dillford Company S.A., a Uruguayan sociedad anónima (“Dillford” and, together with Holding, the “Reporting Persons”).

(a)                                  The names of the Reporting Persons are set forth above.  The executive officers and directors of Holding are:  Michael Duncan and David Speights.  The managing directors of Dillford are:  J. R. Manso and A. C. Ortiz.

(b)                                 The principal office of Holding is located at 701 Centre Avenue, Fort Collins, Colorado 80526.  The principal office of Dillford is located at Ruta 8, Km 17.500, zip 12200, Montevideo, Uruguay.  The business address of J. R. Manso, A. C. Ortiz, Michael Duncan and David Speights is c/o 701 Centre Avenue, Fort Collins, Colorado 80526.

(c)                                  The principal business of Holding is to serve as a holding company for TOLMAR, Inc. (“TOLMAR”), a pharmaceutical research, development, manufacturing and commercial operations company.  The principal business of Dillford is to serve as a holding company.  J. R. Manso and A. C. Ortiz are managing directors of Dillford.  Michael Duncan and David Speights are Chief Executive Officer and Chief Financial Officer, respectively, of TOLMAR, which has the same address as Holding.

(d)                                 During the last five years, neither of the Reporting Persons, nor any of persons listed above in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, neither of the Reporting Persons, nor any of persons listed above in this Item 2, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Michael Duncan and David Speights are citizens of the United States.  J. R. Manso and A. C. Ortiz are citizens of Uruguay.

Item 3.	Source and Amount of Funds or Other Consideration

On July 27, 2009, Holding acquired 435,084 shares of Common Stock (the “Shares”) for $165,331.92 in a private transaction.  In addition, on July 27, 2009, Holding acquired the Third Amended and Restated Senior Secured Convertible Notes, dated November 28, 2006, made by Issuer, in the aggregate principal amount of $12,000,001.20 (the “Notes”).  The Notes were acquired by Holding for $6,500,000.  The Shares were acquired from the same parties that the Notes were acquired from.

The source of the funds for the acquisition of the Shares and the Notes was the working capital of Holding.  No funds were borrowed in order to complete the acquisition of the Shares and the Notes.

Item 4.	Purpose of Transaction

Holding acquired the Shares and the Notes in connection with the Agreement and Plan of Merger, dated June 25, 2009, by and among Holding, Project Z Acquisition Sub, Inc., a wholly-owned subsidiary of Holding (“Acquisition Sub”), and Issuer, as amended by the First Amendment to Agreement and Plan of Merger, dated July 28, 2009, by and among Holding, Acquisition Sub and Issuer (the “Merger Agreement”), pursuant to which it is contemplated that Holding will acquire all of Issuer’s outstanding stock for cash through a reverse subsidiary merger of Acquisition Sub with and into Issuer.

Item 5.	Interest in Securities of the Issuer

(a)                                  Holding is the direct beneficial owner of 1,113,334 shares of Common Stock.  Up to 678,250 of such shares are issuable upon conversion of the Notes.  The number of shares of Common Stock issuable upon conversion of the Notes is capped, by a non-waivable provision of such Notes, to the extent necessary to ensure that the total number of shares of Common Stock beneficially owned by Holding and its affiliates does not exceed 9.999% of the outstanding stock of Issuer (including, for purposes of such calculation, the number of shares issuable upon such conversion).  Dillford may be deemed the indirect beneficial owner of the 1,113,334 shares due to its control over Holding.  The 1,113,334 shares of Common Stock represent approximately 9.9% of the outstanding shares of Issuer (based on the 10,455,821.72 shares of Common Stock reported to be outstanding as of July 2, 2009, as reported in Issuer’s preliminary proxy statement filed on July 2, 2009).

(b)                                 Holding directly holds the sole power to vote and dispose of the 1,113,334 shares of Common Stock beneficially owned directly by it.  Due to its control over Holding, Dillford may be deemed to indirectly hold the sole power to vote and dispose of the 1,113,334 shares of Common Stock beneficially owned directly by Holding.

(c)                                  Other than the transactions described herein, no Reporting Person has effected any transaction in the Common Stock of Issuer during the past 60 days.

(d)                                 To the knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, Issuer that are beneficially owned by the Reporting Persons.

(d)                                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Holding, Acquisition Sub and Issuer are parties to the Merger Agreement, pursuant to which it is contemplated that Holding will acquire all of Issuer’s outstanding stock for cash through a reverse subsidiary merger of Acquisition Sub with and into Issuer.  In connection with the Merger Agreement, certain officers and directors of Issuer have agreed to enter into transaction support agreements with respect to voting the shares of Common Stock that they own in favor of the Merger Agreement; however, as of the date of this Schedule 13D, such agreements have not been delivered to Holding.  Such officers and directors own approximately 312,205 shares of Common Stock, representing approximately 3% of the total outstanding Common Stock of Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1                                               Joint Filing Agreement, dated August 6, 2009, by and among the Reporting Persons.

Exhibit 2                                               Power of Attorney for the Reporting Persons, dated August 6, 2009.

Exhibit 3                                               Agreement and Plan of Merger, dated June 25, 2009, by and among Holding, Acquisition Sub and Issuer, as amended by the First Amendment to Agreement and Plan of Merger, dated July 28, 2009, by and among Holding, Acquisition Sub and Issuer (incorporated by reference to Issuer’s Current Report on Form 8-K filed on June 26, 2009 and Issuer’s Current Report on Form 8-K filed on July 29, 2009).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2009	TOLMAR HOLDING, INC.

	By:	/s/ David Speights
	Name:	David Speights
	Title:	Vice President

Dated: August 6, 2009	DILLFORD COMPANY S.A.

	By:	/s/ David Speights
	Name:	David Speights
	Title:	Attorney-in-fact